SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Notice of First Extraordinary General Meeting for 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING FOR 2013

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that fifteenth meeting of the seventh session of the board of directors (“the Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 28 August 2013. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company dated 6 September 2013. The meeting has resolved to convene the EGM of the Company in 2013 with details as follows:

1.	Basic information for convening the EGM

(1) Date and time: Tuesday, 22 October 2013 at 2:00p.m.;

(2) Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC

(3) Convenor: The Board; and

(4) Form of voting: On-site poll.

2.	Items to be considered at the EGM

To consider and, if thought fit, pass the following resolution as ordinary resolutions of the Company:

(1)	The appointment of Mr. Zhang Yimin as an independent non-executive director of the Company;

Biography of Mr. Zhang Yimin as follows:

Zhang Yimin, 59, is a Professor of Economics and Finance, and the head of the Faculty of Accounting and Finance at the China Europe International Business School. Mr. Zhang studied at the Ship Engineering College of Harbin majoring in mathematics and mechanics and graduated in 1980, and obtained a Master of Business Administration degree at Shanghai Jiao Tong University in 1983. In 1989, he obtained a doctor degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and served as a Post-doctoral Fellow at the Business School of the University of British Columbia, an Assistant Professor at the University of New Brunswick, and an Associate Professor at the City University of Hong Kong. He has been appointed as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang has been engaging for a long period of time in teaching and research in the areas of business operations, financing and industrial economic studies, and has made numerous academic and research contributions in these relevant areas.

To consider and, if thought fit, pass the following resolution as special resolutions of the Company:

(2)	Proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund;

After the above-mentioned resolution (2) was approved at this EGM, its implementation is still subject to the consideration and approval of the resolution on “China Petroleum & Chemical Corporation’s Commitment Scheme for Optimisation Share Reform Programme on Cash Dividend Payment for the First Half of 2013 and on Share Capital Increase from Capital Reserve and Surplus Reserve” at the A Shareholders Class Meeting, as well as relevant resolutions at the A Shareholders Class Meeting and H Shareholders Class Meeting.

For further details, please refer to the announcement on the Board resolution of the fifteenth meeting of the seventh session issued on 28 August 2013 (also published on the China Securities Journal, Shanghai Securities News and Securities Times on 29 August 2013, and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company), or the circular distributed to H Shareholders on or around 6 September 2013.

3.	Attendees of the EGM

(1)	Shareholders whose names appear on the register of members of the Company as at close of trading on Wednesday, 18 September 2013, or their proxies are entitled to attend the EGM;

Such persons who intend to attend the EGM shall complete the notice of attendance for the EGM and return it to the Company by Monday, 30 September 2013. For details, please refer to the Notice of Attendance for the EGM;

(2)	The Directors, the supervisors and the senior management of the Company;

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the EGM:

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the Shareholder attending the meeting is a corporate Shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate Shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity and the written authorisation duly issued by the legal representative of the corporate Shareholder or a notarially certified copy of the resolution on authorisation adopted by the board of directors of the corporate Shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate Shareholder concerned.

(2)	Please complete the notice of attendance for the EGM. For details, please refer to the Notice of Attendance for the EGM.

(3)	Registration period: Monday, 23 September 2013 to Monday, 30 September 2013.

(4)	Registration address: For details, please refer to the Notice of Attendance for the EGM.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jingming
Company Secretary

Shanghai, the PRC, 6 September 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Notes:

(a)	Notes to the Company’s H Shareholders

1.	Date of closure of register of Shareholders in relation to the qualification of attending the EGM

The Company will close the register of H Shareholders of the Company from Thursday, 19 September 2013 to Tuesday, 22 October 2013 (both days inclusive), during which period no transfer of shares will be effected, in order to be qualified attending the EGM. H Shareholders of the Company who wish to vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H-share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Wednesday, 18 September 2013.

2.	Date of closure of register of Shareholders in relation to proposed Capitalisation Issue and Cash Dividend

The Board has proposed the Capitalisation Issue and Cash Dividend. If the dividend is distributed upon approval of the proposal by Shareholders at the A Shareholders Class Meeting and H Shareholders Class Meeting, the register of H Shareholders of the Company will be closed from Monday, 28 October 2013 to Monday, 4 November 2013 (both days inclusive), during which period no transfer of shares will be effected. In order to be qualified for the entitlement of the Capitalisation Issue and Cash Dividend, all transfer instruments accompanied by the relevant share certificates must be lodged by the H Shareholders with the Company’s H-share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Friday, 25 October 2013.

3.	Withholding of both enterprise income tax and individual income tax in relation to the Capitalisation Issue and Cash Dividend

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax which took effect from 1 January 2008 ad its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises with their names appear on the register of H Shareholders of the Company, the Company has the obligation to withhold the enterprise income at a rate of 10%. All shares registered in the name of non-individual Shareholders on the register of H Shareholders, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders, thus, the dividend received therefor will be withheld the 10% income tax. If any H Shareholders of the Company would like to change his/her/its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han 2011 No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shareholders who are Hong Kong or Macau residents or who reside in a country who has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to Printing and Issuing the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa 2009 No. 124).

For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shareholders.

Pursuant to the Notice of the State Administration of Taxation in relation to Strengthening the Individual Income Tax to be Levied on the High Income Individuals (Guo Shui Fa 2010 No. 54), for the registered share capitalisation of surplus reserve and capital reserve other than issuance by share premium, individual income tax is to be calculated in accordance to the relevant regulations of the “income from interests, dividends and equity investments” item. According to the plan this time, capital fund will be capitalized by issuing 3.36 shares for every ten shares to all shareholders, and the surplus reserve fund will be capitalised by issuing 1.64 shares for every ten shares. The Company will withhold and pay individual income tax induced by the part of the plan in relation to the capitalisation of surplus reserve on behalf of such Individual H Shareholders.

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax which took effect from 1 January 2008 and its implementation rules and the relevant provisions, when the Company capitalised surplus reserve fund, for Shareholders who are overseas non-resident enterprises with their names appear on the register of H Shareholders of the Company, the Company has the obligation to withhold the enterprise income at a rate of 10%. All Shares registered in the name of non-individual Shareholders on the register of H Shareholders, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise Shareholders, thus, the dividend received therefor will be withheld the 10% income tax. If any H Shareholders of the Company would like to change his/her/its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

The Company will determine the country of residence of the Individual H Shareholders based on the registered address as recorded in the register of H Shareholders of the Company (“the Registered Address”) after 4:30 p.m. on Monday, 4 November 2013 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the Company’s H-Share registrar and provide relevant supporting documents at or before 4:30 p.m. on Friday, 25 October 2013 and the correspondence details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Individual H Shareholders do not provide relevant supporting documents to the Company’s H-Share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shareholders based on the Registered Address recorded in the register of H Shareholders of the Company after 4:30 p.m. on Monday, 4 November 2013.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delayed or inaccurate determination of the residency status of the Shareholders of the Company or any disputes over the tax withholding mechanism.

If H Shareholders of the Company have any questions regarding the aforesaid arrangements, please consult taxation advisors on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The share registration date, distribution procedures and time for the distribution of dividends applicable to A Shareholders of the Company will be provided in a separate public announcement.

(b)	Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company by Monday, 30 September 2013. Please refer to the notice of attendance for details.

(c)	Any Shareholder entitled to attend and vote at EGM is entitled to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy needs not be a Shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the Shareholder appointing the proxy or by such Shareholder’s authorised representative. If the form of proxy is signed by another person so authorised by the Shareholder, the power of attorney or other authorising document must be certified by a notary.

In respect of A Shareholders of the Company, the notarially certified power of attorney or other authorising document together with the form of proxy must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC; postal code: 200540) not less than 24 hours prior to the commencement of the EGM. A form of proxy is enclosed herewith.

In respect of the H Shareholders of the Company, to be valid, the form of proxy or notarially certified form of proxy for H Shareholders of the Company must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the EGM. A circular, containing the notice of EGM and information regarding the appointment of independent non-executive director, together with a form of proxy and a notice of attendance will be despatched to H Shareholders of the Company.

(d)	Each Shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the EGM is:

The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050